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                                                                       Exhibit 3


                              [COMPANY LETTERHEAD]






                                                              May 15, 1997


Dear Shareholder:


         Your Board of Directors has announced the adoption of a Shareholder Rights Plan. We are enclosing a document captioned "Summary of Rights to Purchase Preferred Shares" which provides detailed information about the Plan, and we urge you to read it carefully.

         The Plan is intended to protect your interests in the event you or Sight Resource Corporation are confronted with coercive or unfair takeover practices. The Plan contains provisions to safeguard you in the event of an unsolicited offer to acquire Sight Resource, including offers that do not treat all shareholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all shareholders, and other abusive takeover practices which the Board believes are not in the best interests of Sight Resource's shareholders. These practices can be used to unfairly pressure shareholders to accept an inadequate takeover proposal or to prevent the Board of Directors from developing alternatives to such a proposal.

         The Plan is not intended to prevent a takeover of Sight Resource on terms that are favorable and fair to all shareholders and will not do so. The Plan is designed to deal with the very serious problem of unilateral actions by hostile acquirors which are calculated to deprive the Company's Board of Directors and its shareholders of their ability to determine the destiny of Sight Resource without paying or offering to pay fair value to all shareholders. However, the mere declaration of the rights dividend should not affect any prospective offeror willing to make an all-cash offer at a full and fair price or to negotiate with the Board and it certainly will not interfere with a merger or other business combination transaction approved by the Board.

         The Rights are not being distributed in response to any effort to acquire control of Sight Resource, and the Board of Directors is not aware of any such effort. The Plan has been adopted in order to strengthen the ability of the Board to protect your interests.


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         Issuance of the Rights does not in any way weaken Sight Resource's financial strength or interfere with its business plans. The issuance of the Rights will not dilute reported earnings per share, is not taxable to Sight Resource or to you under U.S. law, and will not change the way in which you can currently trade your shares in Sight Resource. The Rights will be exercisable only if certain events occur. You are not required to take any action in connection with the adoption of the Plan. However, you should keep the attached Summary with your Sight Resource Common Share certificates.

         We believe that substantial long-term value will be realized by Sight Resource and we are working hard to achieve that value. In adopting the Rights Plan, we have expressed our determination that you, our shareholders, be given every opportunity to participate fully in that value.


                                                         Sincerely,

                                                         /s/ William G. McLendon
                                                         -----------------------
                                                         William G. McLendon
                                                         Chief Executive Officer